Exhibit 4.6
DESCRIPTION OF THE CAPITAL STOCK
Capital Stock
Our authorized capital stock consists of 200,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of March 20, 2025, we have approximately 2,612,257 shares of our Class A common stock outstanding, 577,349 shares of our Class B common stock outstanding and no shares of preferred stock outstanding. As of March 20, 2025, there were approximately 41 holders of record of our Class A common stock and 6 holders of record of our Class B common stock. Because almost all of the shares of our Class A common stock are held by brokers, nominees and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Common Stock
Voting. Holders of our Class A common stock and Class B common stock are entitled to one vote for each share held on all matters submitted to stockholders for their vote or approval. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
As of December 31, 2024, subsidiaries and affiliates of MacAndrews & Forbes Incorporated (collectively “MacAndrews”) held 577,108 shares of our Class B common stock and 912,982 shares of our Class A common stock and therefore control approximately 46.7% of the combined voting power of our outstanding common stock. As a result, MacAndrews is able to control our business policies and affairs and any action requiring the general approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws, the approval of mergers or sales of substantially all of our assets and the removal of members of our Board of Directors with or without cause. On February 27, 2024, the Investor Rights Agreement was amended to alter MacAndrews governance rights that now entitles MacAndrews the right to designate two members of our Board of Directors. The concentration of ownership and voting power of MacAndrews may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of MacAndrews, even if such events are in the best interests of minority stockholders.
Dividends. The holders of Class A common stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of legally available funds. The holders of our Class B common stock do not have any right to receive dividends other than dividends consisting of shares of our Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.
Liquidation or Dissolution. Upon our liquidation or dissolution, the holders of our Class A common stock are entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or dissolution of our company.
Transferability and Exchange. Subject to the terms of an exchange agreement and the operating agreement of vTv Therapeutics LLC (“vTv LLC”), our principal operating subsidiary, units of vTv LLC (along with a corresponding number of shares of our Class B common stock) are exchangeable for (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of vTv LLC). Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our entire Board of Directors. Each such exchange will be on a one-for-one equivalent basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Shares of Class B common stock may not be transferred except in connection with an exchange or transfer of units of vTv LLC.
Upon exchange, each share of our Class B common stock will be cancelled.

Preferred Stock
We have been authorized to issue up to 50,000,000 shares of preferred stock. Our board of directors has authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors has also been authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have an adverse impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock.
Corporate Opportunities
Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to MacAndrews, any of our non-employee directors who are employees, affiliates or consultants of MacAndrews or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—MacAndrews has substantial influence over our business, and their interests may differ from our interests or those of our other stockholders” in our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated herein by reference.
Anti-Takeover Effects of our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board of Directors.
These provisions include:
Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that, following the date on which MacAndrews ceases to beneficially own more than 50% of our common stock (the “Triggering Event”), stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice-chairman of the board, the chief executive officer, or pursuant to a resolution adopted by a majority of the Board of Directors or, until the Triggering Event, at the request of holders of 50% or more of our outstanding shares of common stock. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.
Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
Vacancies and Newly-Created Directorships on the Board of Directors. Our bylaws provide that the Board of Directors can fill vacancies on the Board of Directors. In addition, the Board of Directors will be permitted to increase the number of directors and fill the vacant positions. These provisions could make it more difficult for shareholders to affect the composition of our Board of Directors.
Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations with Interested Stockholders. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that MacAndrews and its various affiliates, successors and transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers or other employees, (iii) any action asserting a claim arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated by-laws or (iv) any action asserting a claim that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware and having service of process made on such stockholder’s counsel as agent for such stockholder.
Directors’ Liability; Indemnification of Directors and Officers
Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC.
Securities Exchange
Our shares of Class A common stock are listed on The NASDAQ Capital Market under the symbol “VTVT”.